Press Release
                                                                 Exhibit 2

Media contact:
Michael Moser
(Office)     (208) 384-6016
(Home)       (208) 853-9259

Investor Contact:
Vincent Hannity
(Office)     (208) 384-6390
(Home)       (208) 345-8141


FOR IMMEDIATE RELEASE:  December 1, 1999


           BOISE CASCADE PROPOSES ACQUISITION OF MINORITY PUBLIC
            SHARES OF BOISE CASCADE OFFICE PRODUCTS CORPORATION


     BOISE, Idaho -- Boise Cascade Corporation (NYSE:BCC) announced today that it has made a proposal to the board of directors of Boise Cascade Office Products Corporation (NYSE:BOP) to acquire the outstanding minority public shares of BOP. Boise Cascade currently owns 81.2% of the outstanding shares of Boise Cascade Office Products. Boise Cascade has proposed to pay $13.25 per share in cash, which represents a premium to the current market price. Any transaction would be subject to the approval of the BCC board of directors and other customary conditions.

     Boise Cascade's chairman of the board and chief executive officer George J. Harad said, "We view the acquisition of BOP's minority shares as an attractive investment that is consistent with our focus on growing the distribution side of our company. We expect the transaction to be accretive to earnings and enhance Economic Value Added over time."

     Boise Cascade Corporation, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States. Boise Cascade's web site address is www.bc.com.

     Boise Cascade Office Products Corporation, based in Itasca, Illinois, is a premier worldwide distributor of office and computer supplies, office furniture, paper, and promotional products with a customer base ranging in size from the smallest businesses to multinational corporations and government agencies. Boise Cascade Office Products has operations throughout the United States, Australia, Belgium, Canada, France, Spain, and the United Kingdom. BOP's address on the Internet is www.bcop.com.